Mail Stop 4561

August 10, 2006

Charles M. Buckner
32 Jack Heard Road
Bailey Towers, Suite 110
Dawsonville, Georgia 30534

Re: First Citizens Financial Corporation
   Form SB-2, filed July 14, 2005
   File Number 333-135761

Dear Mr. Buckner:

	We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please review your document with the goal to cull unnecessary legalisms such as hereinafter, herein, pursuant to, thereof etc. Also do not use defined terms in your prospectus.

Form SB-2 Cover

2.	We note that the organizer warrants and director warrants have different terms. Please revise the filing fee box to clearly reference each of the 3 different types of warrants you are registering. We also note that your reference to footnote (2) for the 377,500 figure does not appear to correct.

3.   You have only registered enough warrants to allow for the expected purchase of shares by organizers and directors. We note that these persons may purchase all of the shares offered. If the current situation is retained discuss the consequences in the filing.

Prospectus Cover

4.   Briefly mention the registration of organizer warrants and director warrants, and describe them.

5.   Please disclose whether the different types of warrants to be issued will be transferable. Note also in the summary and the body of the text on page 41.

Why We Are Organizing a New Bank in the PSA, page 2

6.   Please revise the last sentence of the first full paragraph on page 2 to indicate that this represents the opinion of management.

Products and Services, page 3

7.   Please revise to reflect the expected percentage loan composition of the bank, disclosed on page 29.

Benefits of the Offering to Organizers and Management, page 3

8.   Given that organizers may purchase a substantial part or even all of the offering, discuss here or as a separate risk factor that:

    •   the organizers may have different reasons than ordinary investors for investing in this offering,

    •   that an ordinary investor may end up being one of a very small number of ordinary investors,

    •   such a situation might significantly affect their ability to sell their shares and

    •   they should not base their investment solely on the number of shares purchased by organizers.

    Please include language that your organizers and executive officers shall purchase the shares for investment and not for resale.

9.   The first paragraph of this section is very dense. Please consider breaking this paragraph into several shorter paragraphs, using bullet points, or using some other technique to provide this information. Please also consider for similar disclosure in the prospectus, such as that at the bottom of page 6.

Use of Proceeds, page 5

10.   Please clarify that the first bullet items refer to the use of proceeds by First Citizens.

11.   Please identify the nature of the $180,000 amount referenced in the first bullet and revise the remainder of the first bullet to clarify what you are describing.

Ownership by Our Management, page 6

12.   Please more fully summarize how the warrant situation works for organizers and directors. For example, discuss director warrants here, including why directors are receiving warrants. Also, reconcile the disclosure here with that beginning on page 41. For example, it appears that organizers and directors will receive shareholder warrants, organizer warrants and director warrants. This does not seem to be disclosed on page 41.

13.   Where you refer to the warrants to be issued one-for-five, please consider referring to them in a consistent, meaningful manner, such as *shareholder warrants*, which you currently do in some places.

14.   Please revise the information in the first paragraph on page 7 to reflect the shareholder warrants to be received by directors. Also advise us how you reach the 881,100 figure used at the bottom of page 9. It is not clear that it includes the exercise of shareholder warrants.

Stock Options Granted to a Consultant, page 7

15.   Please give the terms of these options and reflect them on the cover of the prospectus.

Use of Proceeds by the Bank, page 19

16.   Revise your document to clarify that bullet point 3 and "Remaining proceeds." are related.

Management, page 34

17.   Please revise the first paragraph text and the fifth column heading to indicate that you are giving the aggregate number of organizer warrants and director warrants to be received.

Organizer and Director Warrants, page 41

18.   Please explain why Mr. Gordon is not receiving the same number of director warrants as the number of shares that he purchases.

Shareholder Warrants, page 41

19.   Please disclose that you may require the exercise or forfeit of the shareholder warrants in the summary or explain why this is not warranted.

Additional Information, page 56

20.   Delete the qualification in the first paragraph.

Financial Statements

21.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

Exhibit 23.1

22.   Include an updated consent of the independent auditors in the pre-effective amendment.

Note 3. Advances from Organizers, page F-9

23.   Please revise to impute an interest rate on your advances to organizers and reflect the notes payable to organizers net of the applicable discount attributed to the imputed interest rate and disclose the amount of time these advances are expected to be outstanding. Refer to paragraphs 7 and 13-16 of APB 21.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Nancy Maloney at 202-551-3427, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Daniel D. Dinur
Fax number 770-395-3171